John J. O’Brien

Partner

215.963.4969

jobrien@morganlewis.com

May 13, 2021

FILED AS EDGAR CORRESPONDENCE - DRAFT. SUBJECT TO COMPLETION.

Ms. Anu Dubey

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:        Response letter to comments on Post-Effective Amendment No. 9 to the Registration Statement of Brinker Capital Destinations Trust (File Nos. 333-214364 and 811-23207)

Dear Ms. Dubey:

On behalf of our client, Brinker Capital Destinations Trust (the “Trust”), this letter responds to the comments you provided via telephone on February 2, 2021, regarding the Trust’s Post-Effective Amendment No. 9, under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 12, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its Registration Statement filed with the SEC on December 23, 2020 pursuant to Rule 485(a)(1) under the 1933 Act (the “Amendment), for the purpose of introducing the Destinations Shelter Fund as a new series to the Trust (the “Fund”). The Trust subsequently filed amendments to its Registration Statement with respect to the Fund on March 5, 2021, April 6, 2021 and May 6, 2021 pursuant to Rule 485(b)(1)(iii) to designate a new effective date for Post-Effective Amendment No. 9. Below, we have briefly summarized your comments, followed by our responses. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments to the Prospectus

1.	Comment. Please replace “buy and hold” with “buy, hold and sell” in the disclosure preceding the fee table.

Response. The requested change has been made.

2.	Comment. In the introductory language to the fee table, please add the following sentence: “You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.”

Response.         The requested change has been made.

3.	Comment. In the fee table, please indent the two italicized sub-captions under “Other Expenses” to clarify that they are sub-captions.

Response.         The requested change has been made.

4.	Comment. Please specifically disclose how the word “Shelter” in the Fund’s name is reflected by the principal investment strategies, including (1) what the strategies are providing shelter from, and (2) how the specifically-disclosed principal investments will help the fund provide shelter.

Response.         In response to your comment, we have added disclosure that explains that the Fund will seek to use investments in options in a manner that mitigates drawdown risk.

5.	Comment. In the second paragraph of the Fund’s Principal Investment Strategies, please disclose any principal investment strategies of the Underling Funds that are also principal investment strategies of this Fund. Similarly, please disclose any principal risks of the Underlying Funds that are also principal risks of this Fund.

Response.         In response to your comment, we have added disclosure that clarifies that the Fund will invest in Underlying Funds with investment objectives that are consistent with that of the Fund.

6.	Comment. Please enhance the disclosure of the Fund’s principal investment strategies disclosure to address: (a) how swaps, options or other investments will help the Fund hedge against large equity declines; (b) the specific types of options and swaps in which the Fund will invest; (c) whether any of the structured notes will be inverse or leveraged; (d) whether there will be a policy with respect to selecting Underlying Funds based on their market capitalization; (e) whether the Underlying Funds will have international or emerging market exposure; (f) whether any Underlying Funds will be index funds; (g) whether there will be a policy with respect to selecting Underlying Funds based on fixed income factors such as credit quality, maturity, international or emerging market exposure, etc.

Response.         In response to your comments, we have added disclosure regarding how derivative instruments (primarily options) are used to mitigate drawdown risk. Because structured notes will be a lesser area of focus within the investment strategy, we have not added disclosure about the types of structured notes in which the Fund will invest. We have also added disclosure that clarifies that the Fund will invest in Underlying Funds with investment objectives similar to that of the Fund, but we are not of the view that additional disclosure about the Underlying Funds is necessary at this time.

7.	Comment. Please review the Fund’s “Principal Risks” section to ensure the principal risks identified accurately reflect the principal risks of the Fund as augmented in response to the Staff’s Comments.

Response.         We are of the view that the Fund’s principal risks disclosure, as revised, is materially complete and accurate.

8.	Comment. Please tailor the second sentence of the “Market Risk” to this Fund’s investment strategies, which seem to be designed to underperform when market returns are positive.

Response.         In response to your comment, we have revised the disclosure to reflect that returns on the Fund’s investments typically will underperform positive returns from the equity markets.

9.	Comment. Given the Fund’s potential to invest significantly in debt securities, please include a separate interest rate risk factor, rather than only reflecting it in the fixed income market risk factor.

Response.         In response to your comment, we have added “Interest Rate Risk” to the Fund’s principal risk disclosures.

10.	Comment. Please consider whether the first sentence of the Fund’s “Low Volatility Risk” describes a principal investment strategy of the Fund and, if so, please add this sentence to the “Principal Investment Strategies” section.

Response.         In response to your comment, we have removed Low Volatility Risk and incorporated some of the substance of that disclosure into the “Equity Securities Risk” disclosure.

11.	Comment. Please enhance the “Structured Notes Risk” disclosure to more fully address the risks specific to investing in structured notes.

Response.         In response to your comment, we reviewed the “Structured Notes Risk” disclosure and are of the view that it is sufficient as-is. Structured notes are not currently expected to be a material component of the Fund’s principal investment strategy.

12.	Comment. Under “Hedging Risk” disclosure: (a) please consider whether the first sentence describes a principal investment strategy of the Fund and, if so, please include it in the “Principal Investment Strategies” section, and (b) please describe the risks against which the derivatives would hedge.

Response.         In response to your comment, we have removed the first sentence from the “Hedging Risk” disclosure. As discussed above, we have also made changes to the Fund’s principal investment strategies disclosure that describes how derivative investments (primarily options) are used to manage risk.

13.	Comment. Under the heading “Investment adviser,” please revise “managers” to “manager.”

Response.         The requested change has been made.

14.	Comment. Please include the missing information regarding the Fund’s Sub-adviser in the response letter for the Staff’s review.

Response.         The “Investment adviser” section of the Prospectus has been updated as follows:

Sub-adviser and Portfolio Managers (Title)	Fund’s Portfolio Manager Since
Gateway Investment Advisers, LLC
Daniel M. Ashcraft, Portfolio Manager Michael T. Buckius, President, Chief Investment Officer Kenneth H. Toft, Senior Vice-President, Portfolio Manager Mitchell J. Trotta, Portfolio Manager	2021 2021 2021 2021

15.	Comment. With respect to the Fund’s Item 9 disclosure, please incorporate any changes made in response to Staff comments to the Item 4 disclosure to the extent applicable.

Response.         We confirm that we have made corresponding changes to the Fund’s Item 9 disclosure in response to the Staff’s comments on the Fund’s Item 4 disclosure.

16.	Comment. Please consider revising the fourth paragraph of the “Principal Investment Strategies” section in accordance with the adoption of Rule 12d1-4 under the 1940 Act and the recession of certain fund-of-funds exemptive orders.

Response.         In response to your comment, we have revised the disclosure to contemplate the adoption of Rule 12d1-4 and the fact that, correspondingly, most fund-of-funds exemptive orders will be withdrawn as of January 2022.

17.	Comment. Please submit the omitted disclosure regarding factors the Sub-adviser considers in deciding to sell securities to the Staff for review.

Response.         The Fund’s revised Item 9 disclosure includes the following: “A Sub-adviser may sell a security for a variety of reasons, such as where the Sub-adviser believes selling the security will help the Fund to secure gains, limit losses, or redeploy assets into more promising opportunities, or the valuation is no longer attractive. A Sub-adviser may also enter into or exit out of derivative investments based on, among other reasons, its expectations of equity market volatility.”

18.	Comment. If the Fund may buy and sell securities and other instruments frequently, please disclose this in the Fund’s Item 4 disclosure and include the corresponding risks in the Fund’s principal risk disclosures.

Response.         Because the annual portfolio turnover rate is currently expected to be less than 50%, we have removed this disclosure from Item 9 of the prospectus.

19.	Comment. If the Fund intends to take temporary defensive positions that are inconsistent with the Fund’s principal investment strategies in attempting to respond to adverse market, economic, political, or other conditions, please disclose this information as well as the effect of taking such a temporary defensive position (e.g., that the Fund may not achieve its investment objective).

Response.         In response to your comment, we have revised the Fund’s disclosure to state that it is unlikely that the Fund would achieve its investment objectives during any period of time that its assets are invested for temporary defensive or liquidity purposes.

20.	Comment. Please consider adding disclosure to the Fund’s Item 9 “Derivatives Risk” to address the risk that the Fund may have to adjust its derivative holdings due to the adoption of Rule 18f-4 and the need to comply with that rule by the compliance date.

Response.         In response to your comment, we have enhanced the Fund’s Item 9 disclosure to describe risks associated with the upcoming compliance date for Rule 18f-4.

21.	Comment. Please identify all Sub-advisers and include the completed disclosure in your response letter for the Staff’s review.

Response.         The “Fund Management” section of the Prospectus has been updated as follows:

Gateway Investment Advisers, LLC: Gateway Investment Advisers, LLC (“Gateway”), located at 312 Walnut Street, Suite 3500 Cincinnati, Ohio 45202, serves as a Sub-adviser to the Fund. A team of investment professionals manages the portion of the Fund’s assets allocated to Gateway. Daniel M. Ashcraft, CFA joined Gateway in 2009 and holds the position of Portfolio Manager. Mr. Ashcraft received a B.A. from Miami University of Ohio. Michael T. Buckius, CFA joined Gateway in 1999 and holds the positions of President and Chief Investment Officer. Mr. Buckius holds a B.A. and M.B.A. in Finance from Loyola College in Baltimore. Mitchell J. Trotta, CFA joined Gateway in 2016 and holds the position of Portfolio Manager. Mr. Trotta earned his BBA in Finance from the University of Cincinnati. Kenneth H. Toft, CFA joined Gateway in 1992 and holds the positions of Senior Vice President and Portfolio Manager. Mr. Toft holds a B.A. and M.B.A. from the University of Cincinnati.

22.	Comment. Under the section titled “Management Fees,” please disclose any ability of the Adviser to recoup waived expenses and briefly describe any conditions to that recoupment.

Response.         The Adviser’s existing Expense Limitation Agreement with the Trust, as filed as an exhibit to Pre-Effective Amendment No. 2 to the Registration Statement, does not contemplate the ability of the Adviser to recoup waived expenses. An amended Schedule A to the existing Expense Limitation Agreement will be used in connection with the Fund, which will clarify an effective date of May 7, 2021 and an Initial Term End Date (solely with respect to the Fund) of June 30, 2022. Accordingly, we have left this disclosure as-is.

23.	Comment. If the referenced waiver will be disclosed in the Fund’s fee table, please provide the fee table and footnote for the Staff’s review.

Response.         Consistent with the other series of the Trust, the Fund’s fee table will include a footnote disclosure about the nature of the Expense Limitation Agreement. Currently, the draft Annual Fund Operating Expenses table is as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)	Class I	Class Z
Management Fees	0.85%	0.85%
Distribution and/or Service (12b-1) Fees	None	None
Other Expenses	0.25%	0.10%
Shareholder Servicing Expenses	0.15%	0.00%
Remaining Other Expenses	0.10%	0.10%
Total Annual Fund Operating Expenses	1.10%	0.95%
Fee Waivers and Expense Reimbursements	(0.11)%	(0.11)%
Total Annual Operating Expenses Less Fee Waivers and Expense Reimbursements	0.99%*	0.84%*

*Effective May 7, 2021, the Fund’s adviser, Brinker Capital Investments, LLC (“Brinker Capital” or the “Adviser”), has contractually agreed to waive a portion of its management fee until June 30, 2022 as necessary to keep the Fund’s management fee from exceeding 0.39% more than the total amount of sub-advisory fees paid by the Adviser. This contractual waiver will only apply if the Fund’s total management fees exceed the total amount of sub-advisory fees paid by the Adviser plus 0.39%, and will not affect the Fund’s total management fees if they are less than such amount. The agreement may be amended or terminated only with the consent of the Board of Trustees.

24.	Comment. If there is a contractual fee waiver agreement, please file it as an exhibit along with any written agreement to recoup fees and expenses.

Response.         The amended Schedule A to the Trust’s existing Expense Limitation Agreement, as described in response to Comment No. 22 above, will be filed as an exhibit to the Trust’s registration statement.

25.	Comment. With respect to the “Investment and Account Information,” please supplementally provide the legal basis for redeeming a shareholder that discontinues participation in Destinations and/or is no longer an eligible shareholder for the Fund.

Response.         The Funds are the mechanism through which model-based investment advice is delivered to advisory clients of Brinker Capital. Each client relationship is governed by a separate advisory agreement with Brinker Capital, which grants Brinker Capital authority to manage the account. Pursuant to those agreements, Brinker Capital has the ability to redeem a shareholder out of the Funds if the external advisory relationship has been terminated.

26.	Comment. Please provide the number of days following receipt of shareholder redemption requests in which the Fund typically expects to pay out redemption proceeds to redeeming shareholders.

Response.         In response to your comment, we have revised the first sentence of the “Payment of Redemption Proceeds” sub-section of the “Account and Transaction Policies” section of the prospectus to read: “Normally, the Fund will make payment on your redemption request on the business day following the day on which your request is received (regardless of the (regardless of the method of payment that is used to facilitate your redemption), but it may take up to seven days.”

27.	Comment. Please provide the methods that the Fund typically expects to use to meet redemption requests, and whether those methods are used regularly, or only in stressed market conditions (e.g., sales of portfolio assets, holdings of cash or cash equivalents, lines of credit, interfund lending, and/or ability to redeem in kind).

Response.         The Fund’s disclosure already states that “[t]The Fund intends to pay sale (redemption) proceeds in cash,” but that “under highly unusual conditions that make the payment of cash unwise and for the protection of the Fund’s remaining shareholders, the Fund might pay all or part of your redemption proceeds in securities with a market value equal to the redemption price (redemption in kind).” The Fund does not currently intend to use a line of credit or interfund lending to facilitate redemption proceeds. Accordingly, we are of the view that the Fund’s disclosure on this matter is sufficient as-is.

28.	Comment. As discussed in the Liquidity Rule Adopting Release, (Release No. 32315), please consider disclosing redemption in-kind practices, including, for example, whether redemptions in kind will be pro-rata slices of the Fund’s portfolio or individual securities or a representative basket of securities or otherwise.

Response.         In response to your comment, we have reviewed the referenced discussion in Release No. 32315 and have reviewed the Fund’s current disclosure. We are of the view that no additional changes are necessary at this time. We may further consider this comment in the context of the Trust’s annual update filing.

29.	Comment. Please include the disclosure in “Payments to Brinker Capital” as a footnote to the fee table and also disclose where such asset-based fee disclosure is available (e.g., the firm brochure).

Response.         Advisory fees paid to Brinker Capital and borne by investors outside of the Fund are fully and completely disclosed in Brinker Capital’s Form ADV Part 2A (firm brochure), in the investment agreements between Brinker Capital and its clients, and in the account statements received by Brinker Capital’s clients. In addition, the existence of these external advisory fees is already disclosed in the prospectus. Accordingly, we are of the view that it is not necessary to add additional disclosure about these external fees to the Fund’s prospectus.

Comments to the SAI

30.	Comment. With respect to the Fund’s first fundamental investment restriction, please insert “tax-exempt” before “securities of state or municipal governments.” (Release No. 9785).

Response.         The requested change has been made.

31.	Comment. Please consider deleting the Fund’s sixth non-fundamental investment restriction if the Fund will not have or be subject to an 80% investment policy.

Response.         The referenced investment restriction has been deleted.

32.	Comment. Please disclose the relationship, events, or transactions by reason of which Mr. Del Raso is an interested person.

Response.         Mr. Del Raso is a partner at a law firm. Subsequent to the formation of the Trust and the organization of the Board, a lateral partner of the same law firm onboarded as a new firm client an existing Sub-adviser to the Funds. Although hyper technical in nature, this results in Mr. Del Raso being an interested person with respect to the Trust pursuant to paragraphs (A)(iii) and (B)(iv) of Section 2(a)(19) of the 1940 Act.

33.	Comment. Please revise the “Portfolio Manager Disclosure” for accuracy with respect to portfolio managers that are employees of the Sub-adviser.

Response.         The requested change has been made.

Comments to the Part C

34.	Comment. On the signatures page, please identify the principal accounting officer or the person who fulfills this function.

Response.         We have reviewed the signature and have determined that it meets the requirements of Section 6(a) of the 1933 Act because the Treasurer is the functional equivalent of the “comptroller or principal accounting officer.” Accordingly, we have retained this signature page as-is.

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-4969.

Very truly yours,

/s/ John J. O’Brien
John J. O’Brien